

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Mr. XUE Taohai
Chief Financial Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

> **Re:** **China Mobile Limited**
> **Form 20-F for the fiscal year ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 333-12222**

Dear Mr. XUE Taohai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director